Exhibit 99.1

CLAUDE RESOURCES INC.
Information Circular
For the Annual General Meeting of Shareholders
to be held on April 27, 2005

SOLICITATION OF PROXIES BY MANAGEMENT

This Information Circular is furnished in connection with the solicitation of proxies by or on behalf of the management of Claude Resources Inc. (the "Corporation") for use at the Annual General Meeting (the "Meeting") of the shareholders of the Corporation. The information contained herein is current as of March 18, 2005, unless otherwise indicated. The Meeting will be held at the Sheraton Cavalier Hotel, Top Of The Inn, 612 Spadina Crescent East, Saskatoon, Saskatchewan, on April 27, 2005, 10:00 a.m. (Saskatoon time) for the purposes set forth in the accompanying Notice of Annual General Meeting of Shareholders (the "Notice"). It is expected that the solicitation of proxies will be primarily by mail. Management of the Corporation may also solicit proxies in person, by telephone, telecopier, e-mail or other electronic or telecommunication devices. The cost of solicitation by or on behalf of management will be borne by the Corporation.

The Corporation has distributed copies of the Notice, this Information Circular and the Form of Proxy (collectively, the "Documents") to clearing agencies, securities dealers, banks and trust companies or their nominees ("Intermediaries"), for onward distribution to shareholders of the Corporation whose shares are held by or in the custody of those Intermediaries ("Non-Registered Shareholders"). The Intermediaries are required to forward the Documents to Non-Registered Shareholders.

The solicitation of proxies from Non-Registered Shareholders will be carried out by Intermediaries or by the Corporation if the names and addresses of Non-Registered Shareholders are provided by the Intermediaries. The cost of solicitation will be borne by the Corporation.

Non-Registered Shareholders who wish to file proxies should follow the directions of the Intermediary with respect to the procedure to be followed. Generally, Non-Registered Shareholders will either:

(a)	be provided with a form of proxy executed by the Intermediary, but otherwise uncompleted. The Non-Registered Shareholder may complete the proxy and return it directly to the Corporation; or

(b)
be provided with a request for voting instructions. The Intermediary is required to send to the Corporation an executed form of proxy completed in accordance with any voting instructions received by it.

APPOINTMENT OF PROXIES

The persons named in the enclosed form of proxy are directors and/or officers of the Corporation. A shareholder has the right to appoint a person, who need not be a shareholder, as nominee to attend and act for him and on his behalf at the Meeting, other than the persons designated in the enclosed form of proxy. A shareholder desiring to appoint some other person as a representative at the Meeting may do so either by inserting such person's name in the blank space provided in the form of proxy or by completing another proper form of proxy and, in either case, delivering the completed form of proxy to Valiant Trust Company, Suite 310, 606 - 4th Street S.W., Calgary, Alberta, T2P 1T1, in the enclosed self-addressed envelope or to the Chairman of the Corporation at Suite 200, 224 - 4th Avenue South, Saskatoon, Saskatchewan, S7K 5M5, not less than 24 hours prior to the time of the Meeting or any adjournment thereof. Proxies not delivered by the time specified may not be treated as valid for purposes of the Meeting.

REVOCABILITY OF PROXIES

A shareholder may revoke a proxy:

(a)	by depositing a written notice of revocation executed by the shareholder or the shareholder’s attorney authorized in writing:

	(i)	at the registered office of the Corporation at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof; or

	(ii)	with the chairman of the Meeting on the day of the Meeting or any adjournment thereof; or

(b)	in any other manner permitted by law.

EXERCISE OF DISCRETION WITH RESPECT TO PROXIES

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed in accordance with the direction of the shareholders appointing them. In the absence of such direction, such shares will be voted FOR the matters referred to in the Notice.

The enclosed form of proxy confers a discretionary authority upon the persons named therein to vote the shares represented thereby as such persons consider best with respect to amendments or variations to matters identified in the Notice, and with respect to other matters which may properly come before the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

On March 18, 2005, there were 61,796,314 common shares in the capital stock of the Corporation ("Common Shares") issued and outstanding. Each Common Share carries the right to one vote. No other voting securities of the Corporation are currently issued and outstanding.

The directors have fixed March 18, 2005, as the record date for determining shareholders entitled to receive notice of the Meeting. A person shown as a shareholder of record as of the close of business on March 18, 2005, shall be entitled to vote the Common Shares registered in his name on that date, except to the extent that the person has transferred the ownership of any of his shares after March 18, 2005 and the transferee of those shares produces a properly endorsed share certificate(s) or otherwise establishes that he owns such shares and demands, not later than 10 days before the Meeting, that his name be included in the list of shareholders for purposes of the Meeting, in which event the transferee shall be entitled to vote such shares at the Meeting.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

The Corporation maintains a directors' and officers' liability insurance policy. Coverage is limited to $5 million per occurrence and to an aggregate total of $5 million in each policy year subject to a $100,000 deductible to be paid by the Corporation. The annual premium is $100,000.

ELECTION OF DIRECTORS

Management of the Corporation proposes to nominate, and the persons named in the accompanying form of proxy intend to vote in favour of the election, as directors of the Corporation, the persons named below. Unless otherwise indicated, all of the nominees are now directors and have been for the periods indicated. Each director elected will hold office until the next annual meeting or until his successor is elected or appointed, unless his office is vacated in accordance with the by-laws of the Corporation or the Canada Business Corporations Act.

Management does not anticipate that any of the proposed nominees will, at the time of the Meeting, be unable to stand for election as a director. However, if any proposed nominee is unable to stand for election as a director, then the representatives of management named in the enclosed proxy have the right to vote for any other alternate nominees in their sole discretion.

Name and Place of Residence	Number of Common Shares Beneficially Owned	Office Held and Time As Director	Principal Occupation
Ronald G. Walker(1) (3) Victoria, BC Jon R. MacNeill(1)(3)(4) Calgary, AB Arnie E. Hillier(2) Saskatoon, SK Neil McMillan(2) Saskatoon, SK Robert W. Termuende(1) (3) (4) Fort Steele, B.C.	Nil Nil 147,800 176,250 25,000	Director since February, 1984. Director since June, 1982. Director since April, 1996. CEO & President since March 2004 previously President and Director since April, 1996. Director since June 2003.	President, Great Canadian Dollar Store Franchising Ltd., a franchisor of retail store outlets. Business person. Business person. CEO & President of the Corporation. Business person.

(1)	Member of the Audit Committee
(2)	Member of the Executive Committee
(3)	Member of the Compensation Committee
(4)	Member of the Oil & Gas Committee

All of the director nominees set forth above have been engaged for more than five years in their present principal occupations or executive positions except for Mr. Robert Termuende who joined the Board of Directors in June, 2003.

William R. MacNeill, current Chairman of the Board and Director of the Corporation since September, 1980, will be retiring effective the date of the Meeting, being April 27, 2005 and, as such, is not included in the slate of directors to be elected at the Meeting.

STATEMENT OF EXECUTIVE COMPENSATION

The Corporation had four Named Executive Officers during the year ended December 31, 2004. The Corporation does not have any formal written contracts of employment in place with its Named Executive Officers.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid to the Corporation’s Named Executive Officers during the last three fiscal years:

		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
W.R. MacNeill(1)Chairman	2004	160,000	Nil	Nil	Nil	Nil	Nil	845
	2003	135,000	Nil	Nil	Nil	Nil	Nil	798
	2002	135,000	Nil	Nil	Nil	Nil	Nil	742
A. N. McMillan President & CEO	2004	160,000	Nil	Nil	Nil	Nil	Nil	2,027
	2003	123,000	50,000	Nil	Nil	Nil	Nil	1,775
	2002	123,000	Nil	Nil	Nil	Nil	Nil	760
R. Johnson(2) V.P. Finance & CFO	2004	94,200	Nil	Nil	Nil	Nil	Nil	1,622
A.E. Hillier(3) CEO and CFO from Jan 1- Feb 28, 2004.	2004	26,667	Nil	Nil	Nil	Nil	Nil	380
	2003	123,000	Nil	Nil	Nil	Nil	Nil	1,775
	2002	123,000	Nil	Nil	Nil	Nil	Nil	760

Notes:
(1)
The salary reported for Mr. W. R. MacNeill is the sum of annual management fees paid to BEC International Corporation. Mr. MacNeill and his spouse are the beneficial owners of all of the shares of BEC International Corporation.

(2)	Mr. R. Johnson was first appointed CFO on February 28, 2004.
(3)	Mr. A.E. Hillier retired as an officer of the Corporation on February 28, 2004. He continues to act as a director of the Corporation.

AGGREGATED OPTIONS EXERCISED DURING THE MOST RECENTLY
COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES(1)

Name	Securities Acquired On Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at FY-End (#) Exercisable/Unexercisable	Value of Unexercised In-the-Money Options at FY- End ($) Exercisable/Unexercisable
W.R. MacNeill A.E. Hillier A.N. McMillan R. Johnson	- - - -	- - - -	600,000 / - 600,000 / - 600,000 / - 90,000 / -	239,470 / - 154,000 / - 154,000 / - 27,100 / -

Notes:
(1)	The Corporation has not issued any share appreciation rights.

COMPOSITION OF THE COMPENSATION COMMITTEE

The Compensation Committee is composed of William R. MacNeill, Jon R. MacNeill, Robert W. Termuende and Ronald G. Walker. William R. MacNeill is the Chairman of the Board of Directors of the Corporation and President of 574095 Alberta Ltd., a wholly-owned subsidiary of the Corporation.

REPORT ON EXECUTIVE COMPENSATION

As part of its responsibilities, the Compensation Committee reviews the Corporation’s overall compensation plan and the policies pertaining thereto to ensure that they are consistent with the Corporation’s goals of attracting and retaining the best available people, align the employees’ interests with those of the Corporation, and pay for performance. To ensure that compensation is competitive, survey information on peer group mining companies is periodically obtained from consultants and other external independent sources.

The compensation package for executive officers, including the CEO, has three key components: base salary, benefits, and an incentive award program. The Corporation believes that its Stock Option Incentive Plan aligns the interests of executives with those of its shareholders. Accordingly, stock options have been granted to executives and if additional stock options are granted, stock options already granted are taken into consideration.

The Compensation Committee assesses the overall financial performance and compensation of the President and Chief Executive Officer on the basis of his performance overtime and in meeting the following key mandates of his office:

•	With specific reference to the Corporation’s strategic plans, the enhancement of long-term growth prospects.

•	To increase shareholder value as reflected in the share price.

•	To increase earnings and cash flow.

PERFORMANCE GRAPH

The following performance graph compares the Corporation’s cumulative total shareholder return on Common Shares for the last five fiscal years beginning December 31, 1999 to December 31, 2004, with the cumulative total shareholder return on the S&P/TSX Composite Index.

	December 31 1999	December 31 2000	December 31 2001	December 31 2002	December 31 2003	December 31 2004
Claude	100	57.78	60.00	164.44	240.00	144.44
S&P/TSX Composite Index	100	107.41	93.91	82.23	104.20	119.29

COMPENSATION OF DIRECTORS

The Corporation pays each of its directors who are not also officers a yearly stipend of $10,000 as well as $500 per day for attendance personally or by telephone conference at board and/or committee meetings. In addition, outside directors may be entitled to receive stock options of the Corporation. The exercise prices of such options, when granted, are in accordance with the Corporation’s Stock Option Incentive Plan. During the year ended December 31, 2004, 10,000 stock options were granted to three directors. Directors are also entitled to be reimbursed for expenses incurred in attending board meetings. During the year ended December 31, 2004, the Corporation paid directors' fees totalling $47,000. Jon MacNeill, on a special assignment regarding oil & gas operations, was paid additional fees totaling $15,945.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The following table discloses the particulars of securities issued under equity compensation plans as of December 31, 2004:

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options(1), Warrants and Rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,660,000	$1.15	1,281,000
Equity compensation plans not approved by security holders	-	-	-
Total	2,660,000	$1.15	1,281,000

Notes:
(1)	All securities under option are Common Shares.
(2)
Employee Share Purchase Plan - Under the plan, eligible employees may contribute up to 5% of their basic salary and the Corporation shall contribute common shares in an amount equal to 50% of the employee’s contribution. Shares of the Corporation are issued to employees on a weighted average market price over a specific period. 1,216,947 common shares remain available.

FINANCIAL STATEMENTS

It is necessary at annual meetings that the shareholders of the Corporation receive and consider the financial statements for the most recently completed fiscal year of the Corporation together with the auditors' report on such financial statements. Reference is made to the financial statements and auditors' report with respect to the fiscal year ended December 31, 2004 which accompanies this Information Circular. Receipt and review, at the Meeting, of the auditors’ report and the Corporation's financial statements will not constitute approval or disapproval of any matters referred to therein.

APPOINTMENT OF AUDITOR

Management of the Corporation recommends the reappointment of KPMGLLP Chartered Accountants as auditors of the Corporation. KPMGLLP Chartered Accountants were first appointed auditors in 1993. The persons named in the enclosed form of proxy intend to vote FOR the reappointment of KPMGLLP Chartered Accountants as auditors of the Corporation, to hold office until the next annual general meeting of the shareholders, at a remuneration to be approved by the Board.

CORPORATE GOVERNANCE PRACTICES

Exhibit “A” to this Circular compares the Corporation’s procedure of corporate governance to the Toronto Stock Exchange’s guidelines for effective corporate governance, including proposed amendments to such guidelines.

SHAREHOLDER PROPOSALS

The final date by which the Corporation must receive a proposal for any matter that a person entitled to vote at an annual meeting of the Corporation proposes to raise at the 2006 annual meeting of the Corporation is January 26, 2006.

OTHER MATTERS

Management of the Corporation knows of no amendments, variations or other matters to come before the Meeting other than the matters referred to in the Notice. However, if any matters other than those referred to herein should be presented at the Meeting, the persons named in the enclosed proxy are authorized to vote the shares represented by the proxy in accordance with their best judgement.

ADDITIONAL INFORMATION

Additional information relating to the Corporation is on SEDAR at www.sedar.com. Financial information is provided in the Corporation’s consolidated financial statements and MD & A for its most recently completed financial year.

DIRECTORS' APPROVAL

The contents and the sending of this Information Circular have been approved by the Board of Directors.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

BY ORDER OF THE BOARD OF DIRECTORS

“Signed”	“Signed”

William R. MacNeill	Rick Johnson
Chairman	Vice President of Finance &
Chief Financial Officer

Saskatoon, Saskatchewan
March 18, 2005

EXHIBIT “A” - STATEMENT OF CORPORATE GOVERNANCE

Several regulatory changes have come into effect, many arising from the United States Sarbanes-OxleyAct of 2002. Further changes from the Canadian Securities Administrators are anticipated. In this Schedule, the Corporation's corporate governance procedures are compared with the Toronto Stock Exchange ("TSX") guidelines for effective corporate governance.

	TSX Guideline for effective corporate governance	Does the Corporation Align?	Governance Procedures of the Corporation
1.	The Board should explicitly assume responsibility for stewardship of the corporation and specifically for:	Yes

The Board supervises, either directly or indirectly through its committees, management of the Corporation’s business and affairs. The Board and each board committee has a mandate which sets out its responsibilities.
Copies of the Company's code of business conduct and charters of the Board and its committees are available from the Company's head office.

	(i) adoption of a strategic planning process and approval of a strategic plan which takes into account the opportunities and risks of the business	Yes

The Corporation’s strategic plan is approved by the Board. Specific time is devoted each year to discussions regarding the Corporation’s strategic plan, with the directors being given the opportunity to provide feedback to management. Management must seek the Board's approval for any transaction that would have a significant impact on the strategic plan.

	(ii) identification of the principal risks of the corporation’s business and ensuring implementation of appropriate systems to manage those risks	Yes

The Board, through the Executive Committee, is responsible for identifying the principal risks of the Company and ensuring that risk management systems are implemented. The principal risks of the Company include those related to: exploration and mining, in general, market risks, reserve estimates and the environment.

	(iii) succession planning, including appointing, training and monitoring senior management	Yes

The Board is responsible for choosing the president and CEO, appointing senior management and for monitoring their performance. The Board approves the president and CEO's corporate objectives and compensation for all officers.

	(iv) communications policy	Yes

The Board has approved a Corporate Disclosure Policy which covers, among other things, the timely disclosure of material information. The Board reviews and approves the content of all major disclosure documents, including the Annual Information Form, the Annual Report and the Management Proxy Circular. In addition, investor relations personnel are available to answer shareholder inquiries.

	(v) integrity of internal control and management information systems	Yes

Internal control and management systems are in the process of being updated and formally documented for review of the Audit Committee. The Committee meets quarterly with management where implementation plans, assessment and adequacy of these control systems and processes are discussed.

2.	A majority of directors should be “unrelated”.	Yes	3 of the 5 directors proposed for election are “unrelated” as currently defined in the TSX guidelines on corporate governance. The Company does not have a significant shareholder.

TSX Guideline for effective corporate governance		Does the Corporation Align?	Governance Procedures of the Corporation
3.

The board has a responsibility for applying the definition of “unrelated director” to each individual director and for disclosing annually the analysis of the application of the principles supporting this definition and whether the board has a majority of unrelated directors.
Yes

The Board has determined that 3 of the 5 directors proposed for election are “unrelated”. For these purposes, the Board in determining whether directors were related or unrelated applied the test set forth in the current TSX Guidelines.

4.

The board should appoint a committee of directors composed exclusively of outside directors, a majority of whom are “unrelated” directors, with responsibility for proposing new nominees to the board and for assessing directors on an ongoing basis.
No

The Chairman of the Board, in consultation with the Board at large, is responsible for proposing new nominees to the Board. The Corporation is of the view that a formal Nominating Committee of the Board is not required given the current size of the Company.

5.	The board should implement a process, to be carried out by an appropriate committee, for assessing the effectiveness of the board, its committees and the contribution of individual directors.	No	The Board has not established any formal measures for assessing the effectiveness of the Board, its Committees and the contribution of individual directors.
6.	The board should provide an orientation and education program for new directors.	Yes

The Company has an orientation and education program in place for current and new directors. All new directors receive a Board Manual containing a record of historical public information about the Company, as well as the charters of the Board, its committees, and other relevant corporate and business information.

7.	The board should examine its size and undertake, where appropriate, a program to establish the size of the board which facilitates effective decision-making.	Yes

The size of the Board is currently set at 5. The Board is continuing to review its size to ensure that the number of directors facilitates effective decision-making. In doing so, the Board will ensure that there is, at all times, a broad spectrum of skills, knowledge and expertise to benefit from.

8.	The board of directors should review the adequacy and form of compensation of directors in light of the risks and responsibilities involved in being an effective director.	Yes

The Compensation Committee is charged with reviewing and assessing the level and nature of directors’ compensation. The Committee considers the responsibilities involved with being an effective director, risks, as well as the time commitment expected. Further details of directors’ compensation are included in this Circular on page 6 under the heading “Compensation of Directors”.

	TSX Guideline for effective corporate governance	Does the Corporation Align?	Governance Procedures of the Corporation
9.	Committees of the board should generally be composed of outside directors, a majority of whom are unrelated although some board committees may include one or more inside directors.	No

Given the current and immediate prospective size of the Board, certain of the committees are not composed exclusively of outside and unrelated directors.
Audit Committee
Chair: Robert W. Termuende
Members: Ronald G. Walker, Jon R. MacNeill
Compensation Committee
Chair: William R. MacNeill (related director) (1)
Members: Jon R. MacNeill, Ronald G. Walker, Robert W. Termuende
Oil & Gas Committee
Chair: William R. MacNeill (related director) (1)
Members: Jon R. MacNeill, Robert W. Termuende
Executive Committee (related directors)
Chair: William R. MacNeill(1)
Members: Arnie E. Hillier, Neil McMillan

(1) Mr. William R. MacNeill is retiring effective April 27, 2005. For further information relating to Mr. William R. MacNeill’s retirement, see page 3 of this Circular under the heading “Election of Directors”.

10.

The board should assume responsibility for, or assign to a committee of directors responsibility for, developing the approach to corporate governance issues. This committee would, among other things, be responsible for the response to these governance guidelines.
Yes

The Audit Committee is responsible for reviewing the overall governance principles of the Company, recommending any changes to these principles, and monitoring their disclosure. This Committee is responsible for the statement of corporate governance practices included in the Company's management proxy circular. This Committee is currently reviewing proposed new practices to ensure the Company implements revised standards of corporate governance as they are clarified.

11.

The board of directors, together with the chief executive officer, should develop position descriptions for the board and for the chief executive officer, including the definition of the limits to management’s responsibilities. The board should approve or develop corporate objectives which the chief executive officer is responsible for meeting and assess the chief executive officer against these objectives.
Yes

Mandates have been developed for the Board, and Board Committees. The Board has approved policies which define the limits of management’s authority and responsibilities and approves corporate objectives which the Chief Executive Officer is responsible for meeting. The Chief Executive Officer’s performance is formally assessed on an annual basis, including an assessment against specific objectives and financial performance of the Company as compared to the financial plan.

12.

The board should implement structures and procedures which ensure that it can function independently of management. An appropriate structure would be to: (i) appoint a chair of the board who is not a member of management with responsibility to ensure that the board discharges its responsibilities or
No

The Corporation is an evolving junior resource company which has relied extensively on internal management of the company. The Chairman of the Board and President/Chief Executive Officer are members of management and each a related director.

The Board holds an in-camera session without management present at each full meeting of the Board. The future configuration of the Board will evolve as the TSX rules are clarified.

	TSX Guideline for effective corporate governance	Does the Corporation Align?	Governance Procedures of the Corporation

(ii) assign the responsibility to an outside director, sometimes referred to as the “lead director”. The chair or lead director should ensure that the board carries out its responsibilities effectively which will involve the board meeting on a regular basis without management present and may involve assigning the responsibility for administering the board’s relationship to management to a committee of the board.

13.

The audit committee should be composed of only unrelated directors. All of the members of the committee should be financially literate and at least one member should have accounting or related financial expertise. Each board shall determine the definition of and criteria for “financial literacy” and “accounting or related financial expertise”. The board should adopt a charter for the audit committee which sets out the roles and responsibilities of the committee. The audit committee should have direct communication channels with the internal and the external auditors to discuss and review specific issues as appropriate.

The audit committee duties should include oversight responsibility for management reporting on internal control. While it is management’s responsibility to design and implement an effective system of internal control, it is the responsibility of the audit committee to ensure that management has done so.
Yes

The Audit Committee is comprised entirely of unrelated directors.

The Audit Committee’s members are all “financially literate” according to a Board approved definition and at least one member has “accounting or related financial expertise”, according to a Board approved definition.

The Committee’s mandate is approved by the Board of Directors. The Committee has direct communication channels with the external auditor and meets with the external auditor without management present at least twice each year, providing an opportunity to discuss and review specific issues. The Committee also requires management to implement and maintain appropriate internal control procedures. In fulfilling its duties, the Committee has requested formalized internal control policies for review. The Committee will review the implementation schedule and proposed policies on a quarterly basis.

14.

The board should implement a system to enable an individual director to engage an outside advisor at the corporation’s expense in appropriate circumstances. The engagement of the outside advisor should be subject to the approval of an appropriate committee of the board.
		Yes	Individual directors may engage outside advisors at the expense of the Corporation, subject to the approval of the Board of Directors.